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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number 001-28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: December 28, 2010

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106                                                                                  OTCBB:RYSMF

ROYAL STANDARD PLANS TO COMPLETE A $15 MILLION SECURED LOAN FACILITY

F OR IMMEDIATE RELEASE

MANHATTAN, NEVADA, D ECEMBER 28, 2010, ROYAL STANDARD M INERALS INC., ("RSM" OR THE "COMPANY" is pleased to announce that it has signed a term sheet and is currently working toward the completion of a loan agreement with a private investment firm to fund up to US$15,000,000 senior secured loan facility that includes an initial 3 year term. The loan facility would consist of up to US$7.5 million as a senior secured gold loan facility and up to US$7.5 million as a convertible note facility and incur approximately a 7% per annum interest rate. Proceeds of the financing are intended to be used for the further development of the Company's Goldwedge project in Nye County, Nevada as well as the Company's other Nevada projects.

At Goldwedge in 2011, subject to completion of financing, the Company intends to pursue plant upgrades and changes to include a larger ball mill, another concentrator as well as a tailings dewatering system. The Company has secured all of the permits for the Rapid Infiltration Basin construction as part of the new mine dewatering system. In conjunction with the plant upgrades and changes the Company plans to commence the underground (decline) safety program to include rebolting and shotcrete emplacement as needed in some areas in preparation for continuing the underground development of this property. Plans are to have this work initiated as soon as the loan financing described above has closed.

The Company will not be proceeding with the proposed financing transactions described in the Company's press release dated September 7, 2010.

ON BEHALF OF ROYAL STANDARD MINERALS INC.

"Roland Larsen" CEO and President

About Royal Standard:
Royal Standard Minerals is exploring and developing gold and polymetallic properties in key mineral districts of Nevada. Three of our properties-Goldwedge, Pinon and Fondaway Canyon-are advanced with established resources.

For further information about this release contact Mr. Rich Kaiser, Investor Relations, 800-631-8127.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

Visit our website at www.RoyalStandardminerals.com